BTQ TECHNOLOGIES CORP.

(THE "COMPANY")

ANNUAL GENERAL MEETING

OF THE SHAREHOLDERS OF THE COMPANY ("SHAREHOLDERS")
HELD ON WEDNESDAY SEPTEMBER 18, 2024 (THE "MEETING")

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the matters voted upon and the outcome of voting at the Meeting are as follows:

Number of Directors

At the Meeting, the shareholders approved by a show of hands the number of directors to be fixed at five. Proxies were received as follows:

For the motion: 57,442,673 (100%)

Against the motion: 0 (0%)

Election of Directors

At the Meeting, shareholders voted by way of ballot to elect the list of five nominees set out in the management information circular of the Company dated August 15, 2024 (the "Information Circular"). The voting results of which are as follows:

Director	Number and percentage of shares represented in person or by proxy and entitled to vote at the Meeting that were voted FOR	Number and percentage of shares represented in person or by proxy and entitled to vote at the Meeting that were WITHHELD from voting
Olivier Roussy Newton	56,813,466 (100%)	0 (0%)
Nicolas Roussy Newton	56,806,329 (99.99%)	7,137 (0.01%)
Michael Resendes	56,813,255 (100%)	0 (0%)
Johan Wattenstrom	56,813,466 (100%)	0 (0%)
Kevin Mulhern	56,813,255 (100%)	0 (0%)

Appointment of Auditors

At the Meeting, shareholders approved by a show of hands the re-appointment of BDO LLP as auditors of the Company until the close of the next annual general meeting of shareholders and the directors were authorized to determine their remuneration. Proxies were received as follows:

For the motion: 57,442,345 (100%)

Against the motion: 0 (0%)

Dated this 18th day of September, 2024

BTQ TECHNOLOGIES CORP.

By:	"Nicolas Roussy Newton"

Name: Nicolas Roussy Newton

Position: Chief Operating Officer